TAL Education Group

5/F, Tower B, Heying Center

Xiaoying West Street, Haidian District

Beijing 100085

People’s Republic of China

March 29, 2022

VIA EDGAR

Mr. Donald Field

Ms. Mara Ransom

Mr. Scott Stringer

Mr. Joel Parker

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TAL Education Group (the “Company”)
Form 20-F for the Fiscal Year Ended February 28, 2021
Form 6-K filed November 15, 2021
File No. 001-34900

Dear Mr. Field, Ms. Ransom, Mr. Stringer and Mr. Parker:

This letter sets forth the Company’s responses to the comments contained in the letter dated February 22, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended February 28, 2021 filed with the Commission on May 7, 2021 (the “Form 20-F”) and Form 6-K filed on November 15, 2021 (the “Form 6-K”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Form 20-F or the Form 6-K.

Annual Report on Form 20-F

Item 3. Key Information, page 4

1.	Please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

TAL Education Group

March 29, 2022

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure at the outset of Item 3 in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Our Holding Company Structure and Contractual Arrangements with the Consolidated Affiliated Entities

TAL Education Group is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the Consolidated Affiliated Entities. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the Consolidated Affiliated Entities with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in the education business and value-added telecommunication services in China. Accordingly, we operate substantially all of our education business in China through the Consolidated Affiliated Entities and rely on contractual arrangements among our PRC subsidiaries, the Consolidated Affiliated Entities and their nominee shareholders to control the business operations of the Consolidated Affiliated Entities. Net revenues contributed by the Consolidated Affiliated Entities accounted for 93.4%, 94.4%, and % of our net revenues in the fiscal years ended February 28/29, 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” and “our” refers to TAL Education Group, a Cayman Islands company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the Consolidated Affiliated Entities, including the VIEs and the VIEs’ direct and indirect subsidiaries and schools. Investors of our ADSs are not purchasing equity interest in the Consolidated Affiliated Entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never hold equity interests in the Consolidated Affiliated Entities.

. . .

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the Consolidated Affiliated Entities and their nominee shareholders. It is uncertain whether any new PRC laws or regulations related to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or any of the Consolidated Affiliated Entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required licenses, permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact our business, financial condition and results of operations.”

TAL Education Group

March 29, 2022

Our corporate structure is subject to unique risks associated with our contractual arrangements with the Consolidated Affiliated Entities. If the PRC government deems that our contractual arrangements with the Consolidated Affiliated Entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries and the Consolidated Affiliated Entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the Consolidated Affiliated Entities and, consequently, significantly affect the financial performance of the Consolidated Affiliated Entities and our company as a whole. In addition, our contractual arrangements have not been tested in a court of law as of the date of this annual report. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.””

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. This summary should address, but not necessarily be limited to, the risks highlighted in the Forward-Looking Statements section.

TAL Education Group

March 29, 2022

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure at the outset of Item 3 in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, regulations on the use of variable interest entities, and oversight on cybersecurity and data privacy, as well as the lack of inspection on our auditors by the Public Company Accounting Oversight Board, or the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

Our ADSs will be delisted and our ADSs and shares will be prohibited from trading in the over-the-counter market in 2024 under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2023 if proposed changes to the law are enacted. The PCAOB has been unable, and is currently unable, to inspect our auditor in relation to their audit work performed for our financial statements. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. The PCAOB identified our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the United States could take place in 2024. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In addition, the proposed changes to the law would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If the proposed provision is enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the United States in 2023. See “Item 3. Key Information—D. Risk Factors—Risk Factors Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

TAL Education Group

March 29, 2022

3.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure at the outset of Item 3 in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Our Holding Company Structure and Contractual Arrangements with the Consolidated Affiliated Entities

TAL Education Group is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the Consolidated Affiliated Entities. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the Consolidated Affiliated Entities with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in the education business and value-added telecommunication services in China. Accordingly, we operate substantially all of our education business in China through the Consolidated Affiliated Entities and rely on contractual arrangements among our PRC subsidiaries, the Consolidated Affiliated Entities and their nominee shareholders to control the business operations of the Consolidated Affiliated Entities. Net revenues contributed by the Consolidated Affiliated Entities accounted for 93.4%, 94.4%, and % of our net revenues in the fiscal years ended February 28/29, 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” and “our” refers to TAL Education Group, a Cayman Islands company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the Consolidated Affiliated Entities, including the VIEs and the VIEs’ direct and indirect subsidiaries and schools. Investors of our ADSs are not purchasing equity interest in the Consolidated Affiliated Entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never hold equity interests in the Consolidated Affiliated Entities.”

TAL Education Group

March 29, 2022

The Company further undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of a VIE and will revise to reflect the updated disclosure throughout its future Form 20-F filings.

4.	Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the summary a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure at the outset of Item 3 in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

“A series of contractual agreements, including exclusive business service agreements, call option agreement, equity pledge agreement, and power of attorney by and among our PRC subsidiaries, the Consolidated Affiliated Entities and their respective shareholders. Terms contained in each set of contractual arrangements with the Consolidated Affiliated Entities and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of the Consolidated Affiliated Entities for accounting purposes, and we have consolidated the financial results of the Consolidated Affiliated Entities in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—VIE Contractual Arrangements.” Investors of our ADSs are not purchasing equity interest in the Consolidated Affiliated Entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

TAL Education Group

March 29, 2022

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the Consolidated Affiliated Entities, and we may incur substantial costs to enforce the terms of the arrangements. In addition, our contractual arrangements have not been tested in a court of law as of the date of this annual report. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on the VIE Contractual Arrangements for our PRC operations, which may not be as effective in providing operational control as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The legal owners of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

Our corporate structure is subject to unique risks associated with our contractual arrangements with the Consolidated Affiliated Entities. If the PRC government deems that our contractual arrangements with the Consolidated Affiliated Entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries and the Consolidated Affiliated Entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the Consolidated Affiliated Entities and, consequently, significantly affect the financial performance of the Consolidated Affiliated Entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.””

The Company further undertakes to move the diagram of the Company’s corporate structure disclosed in “Item 4. Information of the Company—C. Organizational Structure,” including the footnotes identifying the person or entity that owns the equity in each depicted entity therein, on page 82 of the Form 20-F to the outset of Item 3 in its future Form 20-F filings.

5.	Revise to provide a summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the document. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

TAL Education Group

March 29, 2022

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure at the outset of Item 3 in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed in more details in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business

. . .

Risks Related to Our Corporate Structure

•	TAL Education Group is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the Consolidated Affiliated Entities. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the Consolidated Affiliated Entities with which we have maintained contractual arrangements. Investors of our ADSs thus are not purchasing equity interest in the Consolidated Affiliated Entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that the contractual arrangements with the Consolidated Affiliated Entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and the Consolidated Affiliated Entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the Consolidated Affiliated Entities and, consequently, significantly affect the financial performance of the Consolidated Affiliated Entities and our company as a group.

•	We rely on the VIE Contractual Arrangements for our PRC operations, which may not be as effective in providing operational control as direct ownership.

TAL Education Group

March 29, 2022

•	Any failure by the VIEs or their respective shareholders to perform their obligations under the VIE Contractual Arrangements would have a material adverse effect on our business and financial condition.

•	The legal owners of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

•	Uncertainties with respect to PRC regulatory restrictions on after-school services have a material adverse effect on us.

•	PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline.

•	Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

•	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

•	Our ADSs will be delisted and our ADSs and shares will prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the United States could take place in 2024, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our ADSs

. . .”

6.	Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

TAL Education Group

March 29, 2022

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure at the outset of Item 3 in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“We conduct our business primarily through our subsidiaries and Consolidated Affiliated Entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, other than the uncertainties as discussed in “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We are required to obtain various operating licenses and permits and to make registrations and filings for our tutoring services in China; failure to comply with these requirements may materially and adversely affect our business and results of operations, ”our PRC subsidiaries and Consolidated Affiliated Entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our PRC subsidiaries and the Consolidated Affiliated Entities in China, including, among others, the Permit for Operating a Private School, license for internet information services, or ICP license, the License for the Production and Operation of Radio and Television Program, and the Permit for Operating Publications Business. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future.

Furthermore, in connection with our issuance of securities to foreign investors in the past, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and the Consolidated Affiliated Entities (i) have not been required to obtain permissions from or complete filings with the China Securities Regulatory Commission, or the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or have not been denied such requisite permissions by the CSRC or the CAC.

However, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us and published a series of proposed rules for public comments in this regard, the enaction timetable, final content, interpretation and implementation of most of which remains uncertain. Therefore, there are substantial uncertainties as to how PRC governmental authorities will regulate overseas listing in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our future offshore offerings. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.””

TAL Education Group

March 29, 2022

7.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure at the outset of Item 3 in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Cash and Asset Flows Through Our Organization

TAL Education Group is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and the Consolidated Affiliated Entities in China. As a result, although other means are available for us to obtain financing at the holding company level, TAL Education Group’s ability to pay dividends to the shareholders and to service any debt it may incur depends upon dividends paid by our PRC subsidiaries and license and service fees paid by the Consolidated Affiliated Entities. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to TAL Education Group. Cash may be transferred within our organization in the following manners:

TAL Education Group

March 29, 2022

(i) Under PRC law, TAL Education Group may directly provide funding to our PRC subsidiaries through capital contributions, loans and cross-border RMB fund pool established under applicable PRC laws and regulations, and to the Consolidated Affiliated Entities through loans and cross-border RMB fund pool established under applicable PRC laws and regulations, subject to satisfaction of applicable government registration and approval requirements. With respect to the cross-border RMB fund pool, TAL Education Group, Pengxin TAL Industrial Investment (Shanghai) Co., Ltd. (a wholly-owned subsidiary), five of our wholly-owned subsidiaries and one VIE as a Multinational Enterprise Group, started a Round-way Cross-border RMB Fund Pool Business and opened a special deposit account, where the Multinational Enterprise Group can optimize and balance cross-border RMB funds among its domestic and foreign members.

For the years ended February 28/29, 2020, 2021 and 2022, TAL Education Group, through its intermediate holding companies, provided capital contribution of $20.0 million, $10.7 million and $     million to its subsidiaries in China, respectively. TAL Education Group provided $194.7 million, $0.4 million and $     million, respectively, to other members in the Multinational Enterprise Group, for the years ended February 28/29, 2020, 2021 and 2022. For the years ended February 28/29, 2020, 2021 and 2022, there was no repayment from other members in the Multinational Enterprise Group to TAL Education Group.

(ii) Our subsidiaries, including our PRC subsidiaries, could declare dividends or other distributions to TAL Education Group. As of the date of this annual report, no dividends or distributions have been made to TAL Education Group by our PRC subsidiaries or other subsidiaries. Our PRC subsidiaries are permitted to pay dividends to TAL Education Group only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from the Consolidated Affiliated Entities, and, to a lesser degree, our PRC subsidiaries’ retained earnings. In the fiscal years ended February 28/29, 2020, 2021 and 2022, our relevant PRC subsidiaries collectively charged $726.7 million, $1,123.5 million and $      million in service fees, respectively, to the Consolidated Affiliated Entities. The Consolidated Affiliated Entities collectively paid $776.3 million, $784.4 million and $     million in service fees to relevant PRC subsidiaries in the fiscal years ended February 28/29, 2020, 2021 and 2022, respectively. As of February 28/29, 2020, 2021 and 2022, the balance of the amount payable for the fees was $78.4 million, $417.5 million and $     million, respectively. In the fiscal year ended February 29, 2020, the Consolidated Affiliated Entities provided funds to relevant PRC subsidiaries of $1,539.7 million and collected repayment of $1,762.4 million in the subsequent year.

Our PRC subsidiaries and the Consolidated Affiliated Entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares.”

TAL Education Group

March 29, 2022

In November 2010, we paid a $30 million cash dividend to our shareholders of record as of September 29, 2010, the date we declared this dividend. In December 2012, we paid a $39.0 million cash dividend with $0.25 per share to our shareholders of record at the close of business on December 7, 2012. In May 2017, we paid $41.2 million special cash dividend with $0.25 per share to our shareholders of record at the close of business on May 11, 2017. No dividends or distributions have been made to the holding company by WFOEs, the Consolidated Affiliated Entities or other subsidiaries. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

8.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure at the outset of Item 3 in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

TAL Education Group

March 29, 2022

Financial Information Related to the Consolidated Affiliated Entities

The following table presents the condensed consolidating schedule of financial position for the Consolidated Affiliated entities and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Operations Information

For the Year Ended February 28, 2022
	The Company	WFOEs(1)	Consolidated Affiliated Entities(2)	Others	Eliminations	Consolidated Total
US$
(In thousands)
Third-party net revenues
Inter-company revenues
Total costs and operating expenses
Income (loss) from government subsidies and non-operations
Income (loss) from subsidiaries and VIEs
Income (loss) before income tax expenses
Less: income tax expenses
Net income

	For the Year Ended February 28, 2021
	The Company	WFOEs(1)	Consolidated Affiliated Entities(2)	Others	Eliminations	Consolidated Total
		US$
		(In thousands)
Third-party net revenues	-	236,916	4,244,907	13,932	-	4,495,755
Inter-company revenues	-	1,249,424	203,884	14,547	(1,467,855)	-
Total costs and operating expenses	(216,783)	(765,168)	(5,374,158)	(65,157)	1,467,796	(4,953,470)
Income/(loss) from government subsidies and non-operations	10,772	76,857	145,836	(806)	433	233,092
Income/(loss) from subsidiaries and VIEs	82,897	(594,705)	-	120,826	390,982	-
(Loss)/income before income tax expenses	(123,114)	203,324	(779,531)	83,342	391,356	(224,623)
Less: income tax (expenses)/benefits	(63)	(82,518)	152,361	117	-	69,897
Income from equity method investments	6,813	-	4,863	-	-	11,676
Net (loss)/income	(116,364)	120,806	(622,307)	83,459	391,356	(143,050)

	For the Year Ended February 29, 2020
	The Company	WFOEs(1)	Consolidated Affiliated Entities(2)	Others	Eliminations	Consolidated Total
		US$
		(In thousands)

Third-party net revenues	-	204,527	3,058,285	10,496	-	3,273,308
Inter-company revenues	-	813,951	147,935	1,175	(963,061)	-
Total costs and operating expenses	(115,065)	(576,640)	(3,387,876)	(28,319)	962,568	(3,145,332)
(Loss)/income from government subsidies and non-operations	(247,320)	31,722	36,970	(127)	126	(178,629)
Income/(loss) from subsidiaries and VIEs	254,251	(155,460)	-	271,347	(370,138)	-
(Loss)/income before income tax expenses	(108,134)	318,100	(144,686)	254,572	(370,505)	(50,653)
Less: income tax (expenses)/benefits	(2,689)	(46,749)	(20,035)	145	-	(69,328)
Income/(loss) from equity method investments	995	-	(8,665)	-	-	(7,670)
Net (loss)/income	(109,828)	271,351	(173,386)	254,717	(370,505)	(127,651)

TAL Education Group

March 29, 2022

Selected Condensed Consolidated Balance Sheets Information

As of February 28, 2022
	The Company	WFOEs(1)	Consolidated Affiliated Entities(2)	Others	Eliminations	Conslidated Total
US$
(In thousands)
Assets
Cash and cash equivalents
Amount due from Group companies
Other current assets
Total current assets
Investment in subsidiaries and VIEs
Property and equipment, net
Other non-current assets
Total non-current assets
Total assets
Liabilities
Deferred revenue-current
Amount due to Group companies
Other current liabilities
Total current liabilities
Total non-current liabilities
Total liabilities
Total shareholders’ equity
Total liabilities and equity

	As of February 28, 2021
	The Company	WFOEs(1)	Consolidated Affiliated Entities(2)	Others	Eliminations	Consolidated Total
		US$
		(In thousands)

Assets
Cash and cash equivalents	1,572,459	840,656	820,301	9,537	-	3,242,953
Amount due from Group companies	397,443	4,153,414	1,795,345	211,367	(6,557,569)	-
Other current assets	3,902,729	684,751	324,665	1,834	(97)	4,913,882
Total current assets	5,872,631	5,678,821	2,940,311	222,738	(6,557,666)	8,156,835
Investment in subsidiaries and VIEs	133,734	26,044	826,440	148,880	(1,135,098)	-
Property and equipment, net	-	76,121	430,389	5,169	(264)	511,415
Other non-current assets	740,003	128,949	2,558,146	16,961	-	3,444,059
Total assets	6,746,368	5,909,935	6,755,286	393,748	(7,693,028)	12,112,309
Liabilities
Deferred revenue-current	-	56,024	1,328,489	2,990	(10)	1,387,493
Amount due to Group companies	185,229	3,210,940	2,836,659	319,728	(6,552,556)	-
Other current liabilities	292,825	197,676	1,488,763	7,094	-	1,986,358
Total current liabilities	478,054	3,464,640	5,653,911	329,812	(6,552,566)	3,373,851
Total non-current liabilities	2,300,000	66,051	1,163,622	4,229	-	3,533,902
Total liabilities	2,778,054	3,530,691	6,817,533	334,041	(6,552,566)	6,907,753
Redeemable noncontrolling interests	-	-	-	1,775	-	1,775
Total shareholders’ equity	3,968,314	2,379,244	(62,247)	57,932	(1,140,462)	5,202,781
Total liabilities, mezzanine equity and equity	6,746,368	5,909,935	6,755,286	393,748	(7,693,028)	12,112,309

TAL Education Group

TAL Education Group

March 29, 2022

Selected Condensed Consolidated Cash Flows Information

For the Year Ended February 28, 2022
	The Company	WFOEs(1)	Consolidated Affiliated Entities	Others	Eliminations	Consolidated Total
US$
(In thousands)
Net cash provided by operating activities
Loan and fund pool to entities within the Group
Repayment of loan to entities within the Group
Investment in entities within the Group
Other investing activities
Net cash used in investing activities
Net proceeds from loan and fund pool from entities within the Group
Repayment of loan to entities within the Group
Proceeds from group capital contribution
Other financing activities
Net cash used in financing activities

	For the Year Ended February 28, 2021
	The Company	WFOEs(1)	Consolidated Affiliated Entities	Others	Eliminations	Consolidated Total
		US$
		(In thousands)
Net cash provided by operating activities	(11,253)	2,053,596	(1,034,695)	(52,916)	-	954,732
Loan and fund pool to entities within the Group	(79,469)	(1,762,356)	-	-	1,841,825	-
Repayment of loan to entities within the Group	11,083	-	-	-	(11,083)	-
Investment in entities within the Group	-	-	-	(10,000)	10,000	-
Other investing activities	(1,842,514)	(574,720)	(224,235)	-	-	(2,641,469)
Net cash used in investing activities	(1,910,900)	(2,337,076)	(224,235)	(10,000)	1,840,742	(2,641,469)
Net proceeds from loan and fund pool from entities within the Group	-	367	1,762,356	79,102	(1,841,825)	-
Repayment of loan to entities within the Group	-	-	-	(11,083)	11,083	-
Proceeds from group capital contribution	-	10,000	-	-	(10,000)	-
Other financing activities	4,798,331	-	(3,518)	-	-	4,794,813
Net cash used in financing activities	4,798,331	10,367	1,758,838	68,019	(1,840,742)	4,794,813

TAL Education Group

March 29, 2022

	For the Year Ended February 29, 2020
	The Company	WFOEs(1)	Consolidated Affiliated Entities	Others	Eliminations	Consolidated Total
		US$
		(In thousands)
Net cash provided by operating activities	29,116	(905,999)	1,747,371	(14,638)	-	855,850
Loan and fund pool to entities within the Group	(234,757)	(8,244)	(1,539,722)	-	1,782,723	-
Repayment of loan to entities within the Group	4,496	-	-	-	(4,496)	-
Investment in entities within the Group	(500)	-	-	(20,000)	20,500	-
Other investing activities	(207,544)	5,907	(134,936)	(2,242)	-	(338,815)
Net cash used in investing activities	(438,305)	(2,337)	(1,674,658)	(22,242)	1,798,727	(338,815)
Net proceeds from loan and fund pool from entities within the Group	-	1,734,441	8,244	40,038	(1,782,723)	-
Repayment of loan to entities within the Group	-	-	-	(4,496)	4,496	-
Proceeds from group capital contribution	-	20,000	-	500	(20,500)	-
Other financing activities	150,712	(14,305)	(5,173)	(3)	-	131,231
Net cash used in financing activities	150,712	1,740,136	3,071	36,039	(1,798,727)	131,231

Notes:

(1)	As used in this section, “WFOEs” include WFOEs that are the primary beneficiary of the VIEs, their designated affiliates, also being WFOEs, which charged service fees on the VIEs and other PRC subsidiaries.

(2)	The disclosed amounts of the Consolidated Affiliated Entities in Selected Condensed Consolidated Statements of Operations and Selected Condensed Consolidated Balance Sheets were before the elimination of intracompany transactions within the Consolidated Affiliated Entities group in the interest of time. It will be updated to the amounts after the elimination of intracompany transactions within the Consolidated Affiliated Entities group in its future Form 20-F filings as the Company's review of the data compilation is currently in progress.

9.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

TAL Education Group

March 29, 2022

In response to the Staff’s comment, the Company respectfully proposes to include the following risk factors in “Item 3. Key Information—D. Risk Factors” in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the HFCAA was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. The PCAOB identified our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on the annual report on Form 20-F for the year ending February 29, 2024 which is due by June 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would materially and adversely affect our business, financial condition, and prospects.

TAL Education Group

March 29, 2022

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States as early as 2023.”

Item 3.(d) Risk Factors, page 5

10.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company respectfully propose to insert the risk factor in its future 20-F filings as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries and the Consolidated Affiliated Entities in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our ADSs.

TAL Education Group

March 29, 2022

The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and foreign investment in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities, which stated that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of the relevant domestic industry regulatory authorities and other regulatory authorities. On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures, for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly seek to offer or list their securities on an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in China and who intends to offer securities or be listed on an overseas stock exchange based on its onshore equities, assets, or similar interests, are required to file with the CSRC within three business days after submitting their application documents. The Draft Filing Measures also provides that a PRC domestic company must file with the CSRC within three business days for its follow-on offering of securities or issue of securities to purchase assets after it is listed in an overseas market. The period for which the CSRC solicits comments on these drafts ended on January 23, 2022, and there is no timetable as to when these drafts will be enacted. As of the date of this annual report, there is no schedule to adopt these drafts, and it remains unclear whether the versions adopted will have any further material changes. There remain substantial uncertainties about how these drafts will be enacted, interpreted, or implemented and how they will affect our operations and future overseas offerings. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us.

In addition, on December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC government authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, in addition to “critical information infrastructure operators,” network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review. The relevant government authorities may initiate the cybersecurity review against the relevant operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security. In addition, the Cybersecurity Review Measures provides that network platform operators holding personal information of over one million users must apply with the Cybersecurity Review Office for a cybersecurity review before public offering at a foreign stock exchange. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled, or maliciously used by foreign government and the network information security risk in connection with the listing. There are substantial uncertainties as to the interpretation, application, and enforcement of the Cybersecurity Review Measures.

TAL Education Group

March 29, 2022

Furthermore, on November 14, 2021, the CAC published the Draft Data Security Regulations, which reiterates the circumstances under which data processors must apply for cybersecurity review, including, among others, (i) the data processors who process personal information of at least one million individuals apply for foreign listing; and (ii) the data processors’ listing in Hong Kong affects or may possibly affect national security. The Draft Measures for Cyber Data Security also provides that data processors processing important data or going public overseas should conduct an annual data security assessment by themselves or entrust a data security service institution to do so. There is no timetable as to when such draft measures will be enacted. As such, it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect us.

It remains uncertain how PRC government authorities will regulate overseas listing in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC government authorities for our overseas offerings. If the CSRC, CAC or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals for our future overseas offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.”

11.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company respectfully propose to insert the risk factor in its future 20-F filings as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

We routinely collect, store and use personal information and other data during the ordinary course of our business. We are subject to PRC laws and regulations governing the collection, storing, sharing, using, processing, disclosure and protection of personal information and other data on the internet and mobile platforms including, without limitation, the PRC Civil Code, the PRC Cybersecurity Law, the PRC Data Security Law and the PRC Personal Information Protection Law. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Laws of Protection of Personal Information of Citizen.”  If we are unable to protect the personal information and other data we collect, store and use from unauthorized access, use, disclosure, disruption, modification, or destruction, such problems or security breaches could cause a loss, give rise to our liabilities to the owners of the information, or subject us to fines and other penalties. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.

TAL Education Group

March 29, 2022

In addition, regulatory requirements on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. For example, on August 20, 2021, the State Council promulgated the PRC Personal Information Protection Law, which took effect on November 1, 2021. The PRC Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose and should be directly related to its purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Entities processing personal information must be responsible for their personal information processing activities and adopt necessary measures to safeguard the security of the personal information that they process. Otherwise, the entities processing personal information could be ordered to rectify, or suspend or terminate the provision of services, and face confiscation of illegal income, fines, or other penalties. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security.

In addition, on December 28, 2021, the Cybersecurity Administration of China, or the CAC, the NDRC, the Ministry of Industry and Information Technology, or the MIIT, and several other PRC government authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022 and further restates and expands the applicable scope of the cybersecurity review in effect. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators holding personal information of over one million users must apply to the Cybersecurity Review Office for a cybersecurity review before public offering on a foreign stock exchange. Given the Cybersecurity Review Measures was recently promulgated, there are substantial uncertainties as to the interpretation, application, and enforcement of the Cybersecurity Review Measures. On August 17, 2021, the State Council promulgated the Regulations on Critical Information Infrastructure Security Protection, which took effect on September 1, 2021 and defines critical information infrastructure as any important network facilities or information systems of important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs, and national defense science, which may endanger national security, people’s livelihood, and public interest in case of damage, function loss, or data leakage. In addition, according to the Regulations on Critical Information Infrastructure Security Protection, relevant administration departments of each critical industry and sector should be responsible to formulate eligibility criteria and determine the scope of critical information infrastructure operator in the respective industry or sector. The operators will be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, we have not been informed as a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws.

TAL Education Group

March 29, 2022

Furthermore, on November 14, 2021, the CAC published the Administrative Regulations on Internet Data Security (Draft for Comments), or the Draft Data Security Regulations, which reiterates the circumstances under which a data processor must apply for cybersecurity review, including, among others, that (i) the data processor that processes personal information of at least one million individuals applies for foreign listing; or (ii) the data processor’s listing in Hong Kong affects or may possibly affect national security. The Draft Data Security Regulations also provides that data processors processing important data or listing overseas should conduct an annual data security self-assessment or third-party assessment. There is no timetable as to when the Draft Data Security Regulations will be enacted. As such, it remains unclear whether the final version adopted in the future will have any further material changes, and it is uncertain how the draft regulations will be enacted, interpreted, or implemented and how they will affect us. If a final version of the Draft Data Security Regulations is adopted, we may be subject to review and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our policies and practices in data processing. In addition, if the enacted version of the Draft Data Security Regulations mandates clearance of cybersecurity review and other specific actions to be completed by China-based companies that have been listed on an overseas stock exchanges, such as us, we face uncertainties as to whether we could obtain such clearance in a timely manner, or at all. Any failure or delay in the completion of the cybersecurity review procedures may prevent us from using or providing certain network products and services, and may result in penalties, including fines, suspension of business, and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

It remains uncertain whether future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of these future regulatory changes, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If future regulatory updates mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, there had been no material incident of data or personal information leakage, infringement of data protection and privacy laws and regulations, or investigation or other legal proceeding pending or threatened against us initiated by relevant government authorities or third parties, that will materially and adversely affect our business and operations. We have not been involved in any formal investigations on cybersecurity review by the CAC on such basis. However, if we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.”

TAL Education Group

March 29, 2022

If the PRC government determines that the agreements that establish the structure for operating our business... , page 20

12.	You state here that the VIE Contractual Arrangements provide us with the ability to “effectively control” your VIEs. You also state elsewhere in your annual report that, as a result of the VIE Contractual Arrangements, you are the “primary beneficiary” of the VIEs. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

In response to the Staff’s comment, the respectfully propose to include the following disclosure in the risk factor headed “If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” in its future 20-F filings as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The Company will also refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs throughout its future 20-F filings.

“We have been and are expected to continue to be dependent on the Consolidated Affiliated Entities in China to operate our education business until we qualify for direct ownership of educational businesses in China. Pursuant to the VIE Contractual Arrangements, we, through our wholly owned subsidiaries in China, exclusively provide comprehensive intellectual property licensing, technical and business support services to the Consolidated Affiliated Entities in exchange for payments from them. In addition, the VIE Contractual Arrangements provide us with the ability to effectively control the VIEs and their respective existing and future subsidiaries and schools, as applicable, under U.S. GAAP. TAL Education Group is also considered the primary beneficiary of the VIEs for accounting purposes on the conditions that we have consolidated the financial results of the VIEs and their subsidiaries and schools in our consolidated financial statements in accordance with U.S. GAAP. However, neither TAL Education Group nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the VIEs, and the VIE Contractual Arrangements are not equivalent to an equity ownership in the business of the VIEs. As of the date of this annual report, the VIE Contractual Arrangements have not been tested in a court of law.”

TAL Education Group

March 29, 2022

13.	Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

In response to the Staff’s comment, the Company respectfully propose to include the following disclosure in the risk factor headed “If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” in its future 20-F filings as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“TAL Education Group is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the Consolidated Affiliated Entities. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the Consolidated Affiliated Entities with which we have maintained contractual arrangements. Investors of our ADSs are not purchasing equity interest in the Consolidated Affiliated Entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. If the PRC government deems that our contractual arrangements with the Consolidated Affiliated Entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries and the Consolidated Affiliated Entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the Consolidated Affiliated Entities and, consequently, significantly affect the financial performance of the Consolidated Affiliated Entities and our company as a whole.”

TAL Education Group

March 29, 2022

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act... , page 39

14.	We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comment, the Company respectfully propose to revise the risk factor and include another risk factor in its future 20-F filings as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

TAL Education Group

March 29, 2022

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the HFCAA was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. The PCAOB identified our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on the annual report on Form 20-F for the year ending February 29, 2024 which is due by June 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would materially and adversely affect our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States as early as 2023.”

CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES, page F-27

15.	We note your disaggregated revenues includes “other” revenue primarily derived from one-on-one online tutoring services for children, artificial intelligence(“AI”) interactive courses provided on the Group’s online platforms, and books related to preschool and K-12 and a separate line for online education services through www.xueersi.com. Please distinguish for us the online revenue reported as “others” and the online education services through www.xueersi.com and explain why you have not aggregated online revenues.

TAL Education Group

March 29, 2022

The Company respectfully advises the Staff that the Company considered the guidance in ASC 606-10-50-2, ASC 606-10-50-5 and ASC 606-10-55-89 in its presentation of disaggregating revenue by business and the types of services we offer. It requires that an entity shall disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors and consider the level of detail necessary to satisfy the disclosure objective. The online education services through www.xueersi.com distinguished from other online service offerings of the Company from the perspective of their nature and amount.

Nature

The Company began to offer online courses in 2010 through www.xueersi.com. Prior to 2015, the online courses through www.xueersi.com were primarily delivered in the format of pre-recorded courses. Since October 2015, live-broadcasting courses have become the principal format of online courses delivered through www.xueersi.com. The online courses through www.xueersi.com enable the Company to serve K-12 students beyond the reach of the physical network with a much bigger capacity per class and extensive coverage of subjects and grade levels to improve students’ academic performance.

One-on-one online tutoring services for children and AI interactive courses provided on the Company’s online platforms, are relatively new business attempts with different course design. For the one-on-one online tutoring services for children, the English tutoring service is delivered one-on-one through the online live-broadcasting platform with aim to improve the oral English skills instead of to achieve an academic improvement. The artificial intelligence (“AI”) interactive courses are pre-recorded courses delivered through the online platform and AI technology is embedded into the courses which enable interactive experiences for young learners during the courses.

Amount

The net revenues from online courses through www.xueersi.com accounted for 13.3%, 18.9% and 28.4% of the Company’s total revenues in the fiscal year ended February 28/29, 2019, 2020 and 2021, respectively. The online courses through www.xueersi.com became one of the main drivers for the Company’s revenue growth in the past three years.

The net revenues generated from one-on-one online tutoring services for children and AI interactive courses were insignificant in the fiscal year ended February 28/29, 2019, 2020 and 2021. Subsequently, the one-on-one online tutoring services for children ceased its operation by the end of December 2021.

In summary, the nature and class design of online education service through www.xueersi.com are significantly distinguished from one-on-one online tutoring services for children and AI interactive courses in terms of class capacity and service delivery pattern catering to distinct customers’ demands. Based on its evaluation, the Company believes it has met the disclosure objective in ASC 606-10-50-5. The Company also does not present, or plan to present, disaggregation of revenue for one-on-one online tutoring services for children and AI interactive courses, as these are not significant to the Company and its investors and stakeholders.

TAL Education Group

March 29, 2022

Form 6-K filed November 15, 2021

General

16.	We note the issuance of the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education by the General Office of the CPC Central Committee and the General Office of the State Council (Opinion) and the subsequent issuance of the Beijing Municipality’s Measures to Further Reduce the Burden of Homework and After-School Tutoring on Students in Compulsory Education in Beijing. We also note your Form 6-K filed November 15, 2021 which included a press release which provided a business update based upon regulatory developments related to the Opinion and the related implementing rules, regulations and measures promulgated by competent government authorities. Additionally, we note your statements in the press release that the company plans to cease offering academic subjects to students from kindergarten through grade nine in the mainland of China by the end of December 2021, the cessation will have a substantial adverse impact on the company’s revenues for the fiscal year ending February 28, 2022, including subsequent periods, and that historically the revenues from offering academic services accounted for a substantial majority of the company’s total revenues. Please elaborate upon these statements to explain the following:

•	Quantify the portion of your total revenues that will be impacted by cessation of offering these academic services.

•	Quantify any other material financial impacts related to the cessation of offering these academic services. In this regard, we note that you operate a large number of learning centers and services centers which could be directly or indirectly impacted.

Lastly, we note that the Opinion contains restrictions related to registration as non-profit versus profit, foreign ownership and use of contractual arrangements, public listing and capital raising. Please address each of these additional restrictions and the company's compliance with these additional restrictions.

In response to the Staff’s comment, the Company respectfully advises the Staff that the revenues from offering after-school tutoring services on academic subjects to students from kindergarten through grade nine, or K9 Academic AST Services, accounted for 75% to 80% of the Company’s total revenue for the fiscal year ended February 28, 2021 and for the nine months ended November 30, 2021.

TAL Education Group

March 29, 2022

The Company respectfully advises the Staff that the Company has continuously assessed the impact from the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, or the Alleviating Burden Opinion announced by the PRC government authorities on July 24, 2021, or the Alleviating Burden Opinion, on the business operation and the financial statements since the release of the Alleviating Burden Opinion. As the K9 Academic AST Services shared learning centers, service centers, technologies, platforms and other management resources with the other business of the Company, the operations and cash flows of K9 Academic AST services cannot be clearly distinguished from the rest businesses of the Company. With the cessation of the K9 Academic AST Service, the Company early terminated the lease contracts for certain learning centers and service centers. As a result, the operating lease right-of-use assets decreased from $1.5 billion as of February 28, 2021 to $829 million as of November 30, 2021. The leasehold improvement related to the impacted learning centers and service centers which was a part of the Company’s property and equipment, net was impaired as a result of the Alleviating Burden Opinion and the business adjustments. In addition, the Company’s goodwill and long term investments for which was directly impacted by the Alleviating Burden Opinion was impaired accordingly. Impairment loss on intangible assets and goodwill was $472.4 million for the first nine months of fiscal year 2022. Impairment loss on long-term investments was $178.1 million for the first nine months of fiscal year 2022.

On July 24, 2021, the PRC government authorities announced the Alleviating Burden Opinion, which contains high-level policy directives about requirements and restrictions on after-school tutoring institutions, including, among other things, (i) institutions providing after-school tutoring services on academic subjects in China, or Academic AST Institutions, need to be registered as non-profit; (ii) foreign ownership in Academic AST Institutions is prohibited, including through contractual arrangements, and companies with existing foreign ownership need to rectify the situation; (iii) listing or raising capital from capital markets to invest in or acquiring Academic AST Institutions is prohibited. Following the policy directives, the Ministry of Education, or the MOE, together with other government authorities, issued a circular in September 2021, or the MOE Circular, requiring the Academic AST Institutions for compulsory school students to complete registration as non-profit by the end of 2021. The above policy directives made it clear that publicly-listed companies are not permitted to provide after-school tutoring services on academic subjects for students in compulsory education, namely from grade one through grade nine. The Company has ceased providing and will not provide tutoring services on academic subjects for students in compulsory education.

The Alleviating Burden Opinion further provides that administration over academic tutoring services for high school students, which do not fall within China’s compulsory education system, shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion, but it remains silent as to how and to what extent such implementation by reference will be. The MOE Circular does not require Academic AST Institutions providing services to high school students to register as non-profit. Thus, it remains uncertain as to how and to what extent the administration over academic subjects tutoring institutions for high school students will be implemented by reference to the Alleviating Burden Opinion. The Company is closely monitoring the evolving regulatory environment and will continue to seek guidance from and cooperate with government authorities to comply with the policy directives in the Alleviating Burden Opinion and any related implementation rules, regulations and measures.

     *      *

Very truly yours,

/s/ Alex Zhuangzhuang Peng
Alex Zhuangzhuang Peng
President and Chief Financial Officer

cc:	Bangxin Zhang, Director and Chief Executive Officer, TAL Education Group
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Yan Wang, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP